Westpac Banking Corporation

ABN 33 007 457 141

275 Kent Street

Sydney  NSW  2000

Australia

20 May 2008

Dear Shareholder,

I am taking the opportunity to bring you up to date with developments surrounding our recently announced proposed merger discussions with St.George Bank Limited (St.George). As a Westpac shareholder, you do not need to take any action in response to this letter or in relation to the proposed merger more generally.

As you are probably aware, we announced to the market on 13 May 2008 that we had agreed key merger terms with St.George.  The St.George Board has indicated it will recommend Westpac’s offer of 1.31 Westpac shares for each St.George share to its shareholders, subject to no superior proposal emerging and an independent expert’s opinion that the merger is in the best interests of St.George shareholders.

There is of course some way to go before a merger can be finalised, including regulatory and St.George shareholder approval, but I would like to say briefly why your Board believes that this is a great deal for both Westpac and St.George shareholders.

Within the Australian market we believe Westpac is a great fit for St.George and the proposed merger meets our principles of creating shareholder value. Westpac has performed very well through the current dislocation in capital markets and this was reflected in our interim results where we delivered a robust performance with cash earnings up 10%.  This has meant that Westpac is in a position of strength and was well placed to consider this transaction to harness the combined strengths of both organisations.

St.George and Westpac are both successful businesses, with iconic brands and complementary cultures.  Importantly, under the proposed merger, St.George’s unique identity, market position and operating model will be preserved.  All Westpac and St.George brands will be retained and there will be no net reduction in branch or ATM numbers.

Together, Westpac and St.George will be a market leader in Australia including:

•                  Australia’s leading provider of home lending, with a market share of 25%;

•                  Australia’s largest wealth platform provider, with funds under administration of $108 billion; and

•                  Australia’s largest bank by market capitalisation at approximately $66 billion on a pro forma basis.

This partnership creates a stronger organisation with an enhanced growth profile.  In particular, we will benefit from an improved distribution network, and be able to better utilise an expanded product range over a larger customer base.

We believe that this approach, combined with attractive merger terms, will be very positive for the shareholders, customers and employees of the merged business.

The combined business will be led by our CEO, Gail Kelly, and will preserve the best of both organisations.  The Westpac Board is confident that Gail’s customer focus and unique understanding of both Westpac and St.George will allow us to bring the two together successfully and realise the full potential of the merger.

This merger will be effected by a Scheme of Arrangement, which will involve a vote by St.George shareholders only.  The next steps involve the negotiation of a merger implementation agreement.  After that agreement is signed, St.George shareholders will receive an explanatory memorandum and vote on the merger.

We will continue to keep you informed through releases to the market and via our investor website at www.westpac.com.au/investor centre.  This site already contains the releases we have made on this transaction to date. Westpac shareholders with any enquiries may contact the Westpac shareholder information line on 1800 609 723 or from outside Australia
+61 2 8280 7712.

Your Board is very excited about this transaction and we believe it will transform Westpac into Australia’s leading financial services company.

Yours faithfully

Ted Evans AC

Chairman